Exhibit 99.2

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED SEPTEMBER 30, 2006

This Management Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended June 30, 2006 and the interim unaudited consolidated financial statements for the three month period ended September 30, 2006. Except as discussed below, all other factors referred to and discussed at June 30, 2006 remain substantially unchanged. Financial data contained herein has been prepared by management in accordance with Canadian Generally Accepted Accounting Principles. All amounts included in the MD&A are in Canadian dollars, unless otherwise specified.

This report is dated as at November 24, 2006. Additional information related to the Company, including its most recent audited consolidated financial statements, is available for review on SEDAR at www.sedar.com.

Company overview

Goldbelt Resources Ltd. (“Goldbelt” or the “Company”) is a Canadian based resource company with mineral properties in Burkina Faso, West Africa. The common shares of Goldbelt trade on the TSX Venture Exchange under the symbol GLD.

On March 3, 2005, Goldbelt completed the acquisition of the Burkina Faso assets of Resolute Limited (“Resolute”) of Perth, Australia. The principal property assets acquired included the Belahouro and Houndé area gold exploration tenements in Burkina Faso. Since that time, Goldbelt has accumulated 20 tenements covering a total area of 4,716 km² in the Belahouro, Houndé, Bougouriba and Koupela regions of Burkina Faso.

Belahouro tenements

The Belahouro tenements are located approximately 220 km north of Ouagadougou, the capital of Burkina Faso. Goldbelt initially acquired a permit within the Belahouro region which covered an area of 1,187 km² and had an expiry date of April 3, 2006. In accordance with Burkina Faso mining laws, the Company was required to apply for a mining permit within the term of this permit and no later than three months prior to the final expiry date of April 3, 2006. On December 23rd, 2005, the Company lodged an application for a mining permit on the Inata Project with the government of Burkina Faso and is currently awaiting the results of the governmental review of this application, the results of which are expected before the end of calendar 2006. The Inata Project covers an area of 26 km² which overlies all the known Inata trend mineral resources within the western portion of this previously permitted area. In April 2006 Goldbelt established 948,000 ounces of Measured and Indicated and 190,000 ounces of Inferred resources at the Inata Project. The resource statement was prepared and reported as of April 24, 2006 in accordance with National Instrument 43-101 (Canada) by RSG Global, a qualified resource consulting firm based in Perth, Australia.

At the time of application for the Inata mining permit, the Company applied for and subsequently received (in July and August 2006) 10 new contiguous exploration tenements covering an area of 2,474 km² which includes the original area of the previous Belahouro permit. The Company has 2 additional tenements covering an area of 496 km² which are contiguous to these tenements and which were granted in August 2005 and April 2006. All of the exploration tenements are for a three year period with the ability for two further renewals of three years each. The Company is required under Burkina Faso Mining Laws to spend approximately $600/km2 annually in order to keep the Belahouro exploration tenements in good standing. These 12 exploration tenements and the Inata mining permit application together cover an area of 2,996 km² within the Belahouro region.

The Company is in the process of completing an active drilling campaign of 35,000 meters and has completed a pre-feasibility study (the “Study”) on the Inata Project.

The focus of this drilling campaign which has incurred approximately $1.2 million in direct drilling costs, is the expansion and definition of the resources at Inata and developing further resources within the Belahouro tenements. The expanded Inata resource base will form the nucleus of the Inata feasibility study, which is expected to be completed in calendar 2007.

The Study concludes that Inata will process 633,000 ounces of gold with an average annual gold production of 106,500 ounces of gold for the first five years. The average cash operating cost will be US$290 per ounce over a 6.1 year mine life. The Study is based on mineable reserves of 9.2 million tonnes of ore with an average grade of 2.15 grams per tonne calculated at an un-hedged gold price of US$550 per ounce. The Study proposes open pit mining with the ore to be processed through a conventional CIL plant with a design capacity of 1.5 million tonnes per annum. Oxide ore will be the main mill feed for the early part of the project life, and average gold recoveries are estimated at 95% for the first four years, and 93% thereafter. The Study reports a Net Present Value of US$44 million at 5% discount rate and an Internal Rate of Return of 28%. Total capital costs are estimated to be US$65.8 million. The Study is based on the resources published in April, 2006. GBM Minerals Engineering Consultants Ltd. was the lead consultant engaged by Goldbelt to oversee completion of the Study. A technical report entitled Prefeasibility Study Report for the Belahouro Gold Mine Project dated September 18, 2006 (the “Prefeasibility Study”) has been filed on SEDAR.

The Company has exercised its option to purchase the Tanami processing plant currently located in northern Australia and is obligated to dismantle this plant at an estimated cost of $1.2 million. The Company is currently assessing the costs to refurbish and transport the plant to Burkina Faso. The economic analysis in the above mentioned Study included costs for a new plant. It is expected that as a result of this acquisition there will be an improvement in the capital cost and schedule in the final feasibility study.

Drilling is also underway to determine the potential extensions of known mineralized zones. There are additional target areas within the Belahouro region which will be the focus of future exploration.

Other exploration tenements

In addition to the Belahouro area exploration tenements, Goldbelt has been issued 8 highly prospective exploration tenements. Seven of these exploration tenements cover 1,655 km² in the Houndé and Bougouriba regions located in the southwest part of Burkina Faso and 1 permit cover 65 km² in the Koupela region, southeast part of Bukina Faso. Goldbelt’s geologists have been actively exploring the Houndé and Bougouriba tenements. To date approximately 17,000 soil and rock samples have been collected and assayed. These geochemical assay results and earlier geophysical survey results are currently being collated to provide an updated geological model of the tenements. The Company completed 6,000 meters of drilling on the Karba permit in Houndé which have shown promising results. Eleven of these holes indicated intervals of 4 meters of 1.67 g/t to 4.47 g/t close to surface. The Company also completed 2,000 meters of reconnaissance drilling on the Mandiasso and Diosso contiguous tenements in Bougouriba and early drill results have been encouraging. At Mandiasso, 5 holes indicated between 1 g/t and 5.7 g/t over intervals of 2 to 10 meters. At Diosso, 5 holes indicated between 1 and 8 g/t over intervals of 2 to 6 meters, also close to surface. The Company plans to conduct a geophysical exploration program at Karba, Mandiasso and Diosso in order to identify drill targets in 2007. The

Company is required under Burkina Faso Mining Laws to spend approximately $600/km2 annually in order to keep these exploration tenements in good standing.

Analysis of Exploration Properties

The following table details the expenditures incurred on the Burkina Faso properties as at September 30, 2006:

			Houndé and
	Inata Project	Belahouro	Bougouriba
	Permit	Permits	Permits	Total
	$	$	$	$
Balance - June 30, 2005	9,741,320	-	499,883	10,241,203
Acquisition from Resolute	1,183,613	-	51,681	1,235,294
Administrative	100,116	-	25,916	126,032
Assay and sampling	165,311	-	68,308	233,619
Camp and general	42,289	-	9,125	51,414
Communications	31,800	-	5,582	37,382
Drilling	382,266	-	-	382,266
Environmental studies	93,911	-	746	94,657
Equipment amortization	7,955	-	-	7,955
Field supplies	77,516	-	6,198	83,714
Geophysical	14,387	-	-	14,387
Hydrogeology	15,442	-	-	15,442
Maps	3,419	-	241	3,660
Project engineering	386,915	-	-	386,915
Repairs and maintenance	53,956	-	12,103	66,059
Resource and mine engineering	275,209	-	-	275,209
Safety	3,121	-	602	3,723
Salaries and benefits	418,044	4,968	114,924	537,936
Taxes	14,815	24,337	23,618	62,770
Training	983	-	1,204	2,187
Travel and fuel	175,091	-	20,445	195,536
Expenditures in fiscal 2006	3,446,159	29,305	340,693	3,816,157
Balance - June 30, 2006	13,187,479	29,305	840,576	14,057,360
Administrative	35,450	460	7,637	43,547
Assay and sampling	215,689	-	54,185	269,874
Camp and general	33,159	-	3,802	36,961
Communications	8,944	-	2,248	11,192
Drilling	842,645	-	209,500	1,052,145
Environmental studies	454	-	-	454
Field supplies	16,382	-	11,197	27,579
Geophysical	74,671	-	-	74,671
Project engineering	74,563	-	-	74,563
Repairs and maintenance	11,298	-	2,998	14,296
Resource and mine engineering	48,424	-	-	48,424
Safety	502	-	2,620	3,122
Salaries and benefits	157,268	115	29,828	187,211
Taxes	2,645	7,190	4,966	14,801
Travel and fuel	68,844	-	3,887	72,731
Expenditures in fiscal 2007	1,590,938	7,765	332,868	1,931,571
Balance - September 30, 2006	14,778,417	37,070	1,173,444	15,988,931

Liquidity and Capital Resources

The Company’s main sources of financing are its cash balances, equity markets and outstanding warrants and options. As at September 30, 2006, the Company had cash and cash equivalents of $11,167,646 compared to the June 30, 2006 balance of $6,119,181. The overall net increase from June 30, 2006 is due primarily to proceeds obtained from a significant private placement and net of expenditures incurred on the Inata Study and the Company’s drilling campaigns on Belahouro and Houndé tenements, as well as general and administrative expenses.

Towards the end of this quarter, the Company raised $7,980,000 though a private placement of 7,600,000 shares. This placement is intended to principally cover costs related to the planned bankable feasibility study for 2007, additional drilling to expand the resource base on the Belahouro tenements and to actively drill the Houndé and Bougouriba tenements which show significant assay results from the ongoing drilling campaign.

On October 31, 2006 the Company paid A$1 million under the terms of the agreement with Tanami to purchase the Brocks Creek process plant. The Company is expected to pay the remaining A$1.2 million under this agreement which includes a A$200,000 security bond at the end of November 2006. The Company is obligated to dismantle this plant which is estimated to cost approximately $1.2 million.

On November 3, 2006 the Company issued 4,714,932 common shares for proceeds of $2,944,118 pursuant to the exercise of all of the 4,714,932 warrants held by Resolute.

The Company had working capital of $9,185,080 as at September 30, 2006 These funds will be used to complete the 35,000 meter resource definition and exploration drilling program at Inata and nearby deposits, dismantle the Brocks Creek process plant, prepare a bankable feasibility study on the Inata Project, and conduct further exploration drilling on the Houndé and Bougouriba projects. The Company plans to fund the development of the Inata mine through additional equity and/or debt financing.

The Company is actively pursuing sources of financing to proceed towards developing the Inata Project and to further its exploration activities within the Belahouro and other license areas in Burkina Faso. While the Company has been successful in the past in raising financing, there is no guarantee that the Company will be as successful in the future.

Selected Quarterly Information

The results of operations and financial position are summarized in the following tables, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles.

$ Cdn	Sep 30, 2006 1st Quarter Fiscal 2007	Jun 30, 2006 4th Quarter Fiscal 2006	Mar 31, 2006 3rd Quarter Fiscal 2006	Dec 31, 2005 2nd Quarter Fiscal 2006
Statement of operations
Loss	(878,423)	(900,440)	(1,245,303)	(820,338)
Loss per share	(0.02)	(0.03)	(0.03)	(0.02)
Balance Sheet
Working capital (deficiency)	9,185,080	5,866,202	292,222	(1,383,371)
Total assets	29,622,165	20,681,494	14,939,322	12,789,020
Shareholders’ equity	27,170,963	20,311,485	12,913,315	10,307,048
Statement of Cash Flows
Investments in mineral properties	1,800,732	784,576	902,147	400,107
Cash flow from issue of shares	7,393,928	5,295,764	2,874,518	23,033

$Cdn	Sep 30, 2005 1st Quarter Fiscal 2006	Jun 30, 2005 4th Quarter Fiscal 2005	Mar 31, 2005 3rd Quarter Fiscal 2005	Dec 31, 2004 2nd Quarter Fiscal 2005
Statement of operations
Loss	(346,534)	(386,375)	(965,154)	(199,368)
Loss per share	(0.01)	(0.01)	(0.06)	(0.02)
Balance Sheet
Working capital	(472,826)	745,129	2,851,746	620,654
Total assets	13,507,222	14,862,378	13,749,743	1,056,092
Shareholders’ equity	10,706,347	11,031,761	11,201,702	950,714
Statement of Cash Flows
Investments in mineral properties	1,718,725	896,512	2,003,916	Nil
Cash flow from issue of shares	Nil	Nil	7,346,725	200,000

Results of Operations

Three Months Ended September 30, 2006

For the three month period ended September 30, 2006, the Company incurred a loss of $878,423 (2005 - loss of $346,534). The loss was due mostly to corporate travel and promotion of $163,009 (2005 -$83,227), salaries and benefits of $149,510 (2005 - $94,762) and stock-based compensation expense of $344,173 (2005 - $21,120). The Company is increasing activity on its properties in Burkina Faso and accordingly more travel costs are being incurred. In the current quarter the Company has salaries for one additional officer and two employees who were not existent in the previous quarter. Stock compensation expense increased due to the grants of 3,785,000 options to directors, officers and consultants of the Company in the previous quarters of fiscal 2006. The fair value of the stock option grants was previously amortized over the vesting period of three years; however vesting occurred immediately for most of the previous grants upon the attainment of Tier 1 status on the TSXV which resulted in immediate expense recognition of the unamortized balance.

Related Party Transactions

The following table discloses the related party transactions, which were in the normal course of operations and were measured at the exchange amounts, for the financial periods as follows:

			Three months ended September 30
Related party	Type of fees	Terms and conditions	2006 $	2005 $
Directors	Consulting	Normal commercial	30,000	31,000
Director related entity	Professional	Normal commercial	-	14,831
			30,000	45,831

The current period’s transactions with directors included $18,000 (2005: $19,000) paid to Mr. Paul Morgan and $12,000 (2005: $12,000) paid to Mr. Brian Irwin the latter of whom is compensated based on a monthly retainer of $4,000. The fees to the director related entity were paid to a law firm in which Mr. Irwin was a partner prior to his retirement from that firm.

Financial Instruments

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The Company is exposed to financial risk arising from fluctuations in foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Appointment of V.P. Exploration and Business Development

Dr. Peter Turner was appointed to the position of VP Exploration & Business Development effective November 16, 2006.

Dr. Turner has over 15 years experience in West Africa, having worked extensively in Côte d’Ivoire, Ghana, Mali and Burkina Faso. He has held senior exploration and development roles in Africa, Asia and Australia with many internationally recognized companies, including Golden Star, Placer Dome Asia Pacific and Delta Gold. Dr. Turner holds a BSc in Geology, and a PhD concerning Birimian greenstone belts in West Africa.

Dr. Turner’s exploration experience and his focus on West Africa, specifically his knowledge of Burkina Faso is expected to make a significant addition to Goldbelt’s team.

Critical accounting estimates

The recoverability of the carrying value of the Inata Project is dependent upon the ability to economically mine the reserves, the ability of the Company to obtain necessary permits and financing to complete the development and future profitable production there from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

The Company has not determined whether its other mineral properties contain economically recoverable resources. The recoverability of the carrying values of these mineral properties is dependent upon the discovery of economically recoverable resources, the ability to economically mine the resources, the ability of the Company to obtain necessary permits and financing to complete the development and future profitable production there from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis.

Changes in future conditions could require material write-downs of the carrying values of mineral properties. Management conducts periodic reviews of its mineral properties to determine if write-downs are required. Management estimated that no write-downs were required in the quarter.

Significant estimates and assumptions also include those related to the estimated useful lives of equipment, determinations as to whether costs are expensed or deferred, and stock compensation valuation assumptions. Financial results as determined by actual events could differ from those estimates.

Risks and Uncertainties

The Company’s business is subject to a number of risks related to its exploration and development projects as well as risks related to the mining industry generally. These have been fully disclosed in the most recent fiscal 2006 MD&A.

Outlook

Our plans are to complete the drilling program in Belahouro with the intention of adding to the current resource base at Inata. The Company has completed the major requirements in the approval process for the Inata Mining Permit and once this Mining Permit is received, will negotiate a Mining Convention with the Government of Burkina Faso. The Company has experienced good relations with government officials of Burkina Faso in obtaining and renewing its exploration tenements and in the application process for the Inata Mining Permit and expects this relationship to continue in developing its mining projects in the country. The Company is progressing with the plans for dismantling the Brocks Creek process plant in Australia and the associated refurbishment. This process plant will be incorporated into the Inata feasibility study. We have received promising results from our 2006 drill programs in our other exploration tenements at Houndé and Bougouriba in south-west Burkina; we will accordingly focus our future exploration activities on recognized target areas. We remain open to the review of opportunities for possible merger or acquisition of mineral properties in Africa, particularly West Africa.

SHARE CAPITAL INFORMATION AS AT NOVEMBER 24, 2006

Common shares	63,787,885
Common share options	5,110,000
Common share purchase warrants	763,563
Agents’ compensation options	597,699
Common shares on a fully diluted basis	70,259,147

Cautionary Note

Certain statements contained herein constitute forward-looking statements which are not historical facts and are made pursuant to the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. When used in this document, words like "anticipate", "believe", "estimate" and "expect" and similar expressions are intended to identify forward-looking statements.

Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties,

The United States Securities and Exchange Commission permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in our publications such as resources that are prescribed by Canadian regulatory policy and guidelines but are not provided for in the SEC guidelines on publications and filings.

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made. The reader is cautioned that actual results, performance or achievements may be materially different from those implied or expressed in such statements.

Disclaimer

The information contained herein is prepared by the Company and believed to be accurate but has not been independently audited or verified, and is provided for informational purposes. This information is not to be construed as an offer or as a recommendation to buy or sell securities of Goldbelt Resources Ltd. The Company’s officers and directors assume no responsibility for use of this information in any way whatsoever and do not guarantee its accuracy.